FEDER KASZOVITZ LLP
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Telefax 212-888-7776                                                                                               Telephone: 212-888-8200                                                                                       Writer's Ext.: 5431

May 13, 2010

VIA EDGAR

Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
Special Counsel
100 F Street, N.E.
Washington, D.C.  20549-5546

RE:  Worlds.com Inc. (the “Company”)

Gentlemen:

On April 20, 2010 the Company filed a Preliminary Proxy Statement (the “Proxy”).  By letter dated April 30, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Proxy (the “Letter”).  By letter dated May 6, 2010 we responded to the Staff’s comments contained in the Letter.  On May 12, 2010, Michael F. Johnson, Esq. of the Staff transmitted oral comments requesting we address a few limited matters and attach the changed pages to a response letter.  Below I have summarized the changes we have made to the Proxy and the pages containing the changed language (marked for your convenience) we propose to include in the definitive filing are attached hereto.

1.	The Proxy has been revised to clarify, in both Proposal nos. 4 and 5, that the Company reserves the right to implement the Reverse Split following the change of domicile.

2.	Proposal no. 5 has been revised to clarify that the board may implement the change of domicile at any time up to the record date of the next annual shareholder meeting.

3.
Proposal no. 5 has also been revised to clarify that the Company may abandon the change of domicile, even if approved, in the event too many shareholders (defined to be 1%) assert their dissenters rights.

4.	The proxy card has been revised to indicate by Proposal nos. 6 and 7 that such Proposal is only applicable in the event Proposal no. 5 is approved.

The Company is aware and acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

                                                                                                        /s/ Irving Rothstein

Irving Rothstein

On the record date of April 26, 2010 described above, there were 57,368,348 shares of our common stock issued and outstanding and an additional 18,788,648 shares underlying outstanding options and warrants.

The following table sets forth the number of Common Shares issued and outstanding as of the record date of this Proxy Statement and upon implementation of a Reverse Split at a ratio of 2:1, 10:1 and 20:1. Inasmuch as we cannot predict at this time the actual ratio that our Board will select, these examples will provide information with respect to the highest, lowest and mid range of the possible ratios.

	2:1	10:1	20:1
Number of outstanding shares	28,684,174	5,736,835	2,868,417
Number of authorized but unissued shares	36,315,826	59,263,165	62,131,583
Number of outstanding shares — fully diluted	38,078,498	7,615,600	3,807,850
Number of authorized but unissued shares - fully diluted	26,921,502	57,384,400	61,192,150

In the event Proposal 5 below (change of domicile from New Jersey to Delaware) is approved and is  implemented prior to the implementation of the Reverse Split, the Company reserves the right to implement the Reverse Split following such change of domicile within the time frame, and for the reasons, described above.

TO CHANGE OUR DOMICILE FROM NEW JERSEY TO DELAWARE

(Proposal No. 5)

On April 14, 2010, the Company's board of directors voted unanimously to approve the Company's change of domicile from New Jersey to Delaware. This will be accomplished through the mechanism of a Migratory Merger, which is when the Company establishes a Delaware corporation ("NewCo") and then merges into it so that Newco is the surviving entity. The Migratory Merger will be consummated pursuant to an agreement and plan of merger between the Company and NewCo, a copy of which is contained hereto in Appendix B (the "Agreement and Plan of Merger"). Copies of the certificate of incorporation ("Delaware Certificate") and bylaws ("Delaware Bylaws"), which will serve as NewCo's certificate of incorporation and bylaws following the Migratory Merger, are attached to the Agreement and Plan of Merger as Exhibits 1 and 2, respectively, attached to Appendix B. The Agreement and Plan of Merger provides that the Company will merge with and into NewCo, the Delaware Corporation.

The proposed Migratory Merger will effect a change in the legal domicile of the Company and other changes of a legal nature, the most significant of which are described below. However, the Migratory Merger will not result in any change in the Company's business, management, location of its principal executive offices, assets, liabilities or net worth (other than as a result of the costs incident to the Migratory Merger, which are immaterial). It is expected that the Company's Common Stock will continue to trade without interruption on the Over the Counter Bulletin Board under the same symbol.

NewCo

NewCo, a wholly-owned subsidiary of the Company under the name Worlds Inc., which will be the surviving corporation, was incorporated under the Delaware General Corporation Law (the "DGCL") on December 6, 2004 exclusively for the purpose of merging with the Company.

NewCo has one share of common stock issued and outstanding held by the Company, with only minimal capital. The terms of the Migratory Merger provide that the currently issued one share of common stock of NewCo held by the Company will be cancelled. As a result, following the Migratory Merger, the Company's current stockholders will be the only stockholders of the newly merged corporation.

The articles of incorporation and bylaws of the Company and the certificate of incorporation and bylaws of NewCo, a Delaware corporation are available for inspection by our stockholders by appointment, during regular business hours, at the Company's principal offices located at 11 Royal Road, Brookline, MA 02455, telephone (617) 725-8900 and are also attached hereto as Exhibits 1 and 2 to Appendix B.

The Agreement and Plan of Merger

The Agreement and Plan of Merger provides that the Company will merge with and into NewCo, with NewCo being the surviving corporation. NewCo will assume all assets and liabilities of the Company.

Filing of the Articles of Merger

The Company intends to file the Certificate of Merger and Articles of Merger with the Secretaries of State of Delaware and New Jersey, respectively, if and when this proposal is approved at the Annual Meeting, subject to the Company's board of directors retaining discretion to abandon the merger at any time, even after this proposal is approved, in the event too many shareholders assert their dissenters rights, as described below under "Principal  Features of the Change of Domicile".  Our Board of Directors will determine when to file Certificate of Merger to  effectuate the change of domicile but may do so no later than the record date of our next annual meeting of shareholders.

Effect of Migratory Merger

Under the Delaware General Corporate Law ("DGCL") and the New Jersey Business Corporation Act ("NJBCA"), when the Migratory Merger takes effect:

•	The Company, a New Jersey corporation, merges into the surviving entity, NewCo, and the separate existence of the Company ceases;

•	The title to all real estate and other property owned by each merging constituent entity is vested in the surviving entity (NewCo) without reversion or impairment;

•	The surviving entity (NewCo) has all of the liabilities of each other constituent entity;

•
A proceeding pending for or against any constituent entity may be continued as if the Migratory Merger had not occurred or the surviving entity may be substituted in the proceeding for the entity whose existence has ceased; and

•
The stockholders' interests of each constituent entity that are to be converted into stockholders' interests, obligations or other securities of the surviving or any other entity or into cash or other property are converted, and the former holders of the stockholders' interests are entitled only to the rights provided in the Certificate of Merger, Articles of Merger or any created pursuant to Sections 14A:11-1 to 14A:11-3, inclusive, of the NJBCA and Section 262 of the DGCL dealing with dissenter's rights.

On the effective date of the Migratory Merger, the Company will be deemed incorporated under the DGCL. Consequently, the Company will be governed by the Delaware Certificate and Delaware Bylaws filed with the Agreement and Plan of Merger.

Dissent Rights of the Company's Stockholders

Any Company stockholder is entitled to be paid the fair value of its shares in accordance with Sections 14A:11-1 to 14A:11-3 of the NJBCA if the stockholder dissents to the Migratory Merger. A brief summary of the provisions of NJBCA Sections 14A:11-1 to 14A:11-3 are set forth below and the complete text of said Sections is set forth in Appendix C.

Each holder of shares of the Company's Common Stock who asserts dissenters' rights and who follows the procedures set forth in Section 14A:11-2 of NJBCA, will be entitled to have his or her shares of the Company's Common Stock purchased by the Company for cash at their fair market value. The fair market value of shares of the Company's Common Stock will be determined as of the day before the Annual Meeting.
The change of domicile will be effected by the merger of the Company, a New Jersey corporation, with and into, NewCo, a wholly-owned subsidiary of the Company named Worlds Inc. that was incorporated on December 6, 2004 under the DGCL for the purpose of effecting the change of domicile. The change of domicile will become effective upon the filing of the requisite merger documents in Delaware and New Jersey, which filings will occur on the effective date of the Migratory Merger. Following the Migratory Merger, NewCo will be the surviving corporation and will operate under the name "Worlds Inc."

On the effective date of the Migratory Merger, (i) each issued and outstanding share of Common Stock of the Company, $.001 par value, shall be converted into one share of common stock of NewCo, $.001 par value ("NewCo Common Stock"), and (ii) each outstanding share of NewCo Common Stock held by the Company shall be retired and canceled and shall resume the status of authorized and unissued NewCo Common Stock.

In the event proposals nos. 6 and 7 are approved, upon consummation of the Migratory Merger, the daily business operations of NewCo will continue as they are presently conducted by the Company, at the Company's principal executive offices at 11 Royal Road, Brookline, MA 02455. The authorized capital stock of NewCo will consist of 100,000,000 shares of common stock, par value $.001 per share ("Delaware Common Stock") and 5,000,000 shares of preferred stock, $.001 par value per share ("Delaware Preferred Stock"). The Delaware Preferred Stock will be issuable in series by action of the NewCo board of directors. The NewCo board of directors will be authorized, without further action by the stockholders, to fix the designations, powers, preferences and other rights and the qualifications, limitations or restrictions of the unissued Delaware Preferred Stock including shares of Delaware Preferred Stock having preferences and other terms that might discourage takeover attempts by third parties, provide preferred dividends and preference in the case of dissolution, among other things.

In the event Proposals nos. 6 and 7 are not approved, but Proposal no. 5 is approved, we will remain with authorized capital consisting of 65,000,000 shares of common stock and no preferred stock.

The NewCo board of directors will consist of those persons presently serving on the board of directors of the Company. The individuals who will serve as executive officers of NewCo are those who currently serve as executive officers of the Company.

Pursuant to the terms of the Agreement and Plan of Merger, the Migratory Merger may be abandoned by the board of directors of the Company and NewCo at any time prior to the effective date of the Migratory Merger (which may not occur later than the record date of the next annual meeting), for the specific reason described below.  In addition, the board of directors of the Company may amend the Agreement and Plan of Merger at any time prior to the effective date of the Migratory Merger provided that any amendment made may not, without approval by the stockholders of the Company, alter or change the amount or kind of NewCo Common Stock to be received in exchange for or on conversion of all or any of the Common Stock, alter or change any term of the Delaware Certificate or alter or change any of the terms and conditions of the Agreement and Plan of Merger if such alteration or change would adversely affect the holders of Common Stock. It is likely that the Company's board of directors will choose not to proceed with the Migratory Merger, even if approved by the stockholders, in the event 1% of the stockholders elect their dissenters rights. Any such decision will primarily depend on the amount of funds available to the company at the time and the board reserves its discretion to abandon the Migratory Merger in the event it feels the company's scarce funds can best be put to other uses.

Exchange of Share Certificates.

As soon as practicable on or after the change of domicile, the Company's stockholders of record immediately prior to the change of domicile will be sent detailed instructions concerning the procedures to be followed for submission of certificates representing Common Stock to the Company's transfer agent, together with a form of transmittal letter to be sent to the transfer agent at the time such certificates are submitted.

After the change of domicile, the transfer agent will deliver to any holder who has previously submitted a duly completed and executed transmittal letter and a certificate representing the Common Stock, a certificate issued by the Company representing an equal number of shares of Common Stock into which such shares of the Common Stock were converted.
Failure by a stockholder to return appropriate transmittal letters or to surrender certificates representing Common Stock will not affect such person's rights as a stockholder, as such stockholder's certificates representing Common Stock following the change of domicile will represent the number of shares of NewCo Common Stock as a Delaware corporation into which such Common Stock was converted pursuant to the terms of the change of domicile, and will present no material consequences to the Company.

Capitalization

The authorized capital of the Company, on the Record Date, consisted of 65,000,000 shares of Common Stock, $.001 par value, and 57,368,348 shares of Common Stock were outstanding. No shares of preferred stock are currently authorized by the Company. The authorized capital of NewCo, which will be the authorized capital of the Company after the change in domicile, consists of 100,000,000 shares of Delaware Common Stock and 5,000,000 shares of Delaware Preferred Stock, if Proposals nos. 6 and 7 are approved and 65,000,000 share of common stock and no preferrd stock in the event such Proposals are not approved.

The NewCo board of directors may in the future authorize, without further stockholder approval, the issuance of such shares of Delaware Common Stock or Delaware Preferred Stock to such persons and for such consideration upon such terms as the NewCo board of directors determines. Such issuance could result in a significant dilution of the voting rights and, possibly, the stockholders' equity, of then existing stockholders.

There are no present plans, understandings or agreements, and the Company is not engaged in any negotiations that will involve the issuance of the Delaware Preferred Stock to be authorized. However, the NewCo board of directors believes it prudent to have shares of Delaware Preferred Stock available for such corporate purposes as the NewCo board of directors may from time to time deem necessary and advisable including, without limitation, acquisitions, the raising of additional capital and assurance of flexibility of action in the future.

IN THE EVENT PROPOSAL 4 ABOVE (THE REVERSE SPLIT) IS APPROVED, AND THE BOARD OF DIRECTORS DETERMINES TO IMPLEMENT THE CHANGE OF DOMICILE PRIOR TO IMPLEMENTING THE REVERSE SPLIT, THE COMPANY RESERVES THE RIGHT TO IMPLEMENT THE REVERSE SPLIT FOLLOWING THE CHANGE OF DOMICILE (AT ANY TIME IN ITS DISCRETION UNTIL THE RECORD DATE OF THE ANNUAL SHAREHOLDERS MEETING) FOR THE REASONS DESCRIBED ABOVE IN  PROPOSAL 4. See Proposal 4 for information about the Reverse Split.

Federal Tax Consequences

The following is a discussion of certain federal income tax considerations that may be relevant to holders of Common Stock who receive NewCo Common Stock as a result of the proposed change of domicile. No state, local, or foreign tax consequences are addressed herein.

This discussion does not address the state, local, federal or foreign income tax consequences of the change of domicile that may be relevant to particular stockholders, such as dealers in securities, or Company stockholders who exercise dissenters' rights. In view of the varying nature of such tax considerations, each stockholder is urged to consult his own tax adviser as to the specific tax consequences of the proposed change of domicile, including the applicability of federal, state, local, or foreign tax laws. Subject to the limitations, qualifications and exceptions described herein, and assuming the change of domicile qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), the following federal income tax consequences generally should result:

•	No gain or loss should be recognized by the stockholders of the Company upon conversion of their Common Stock into NewCo Common Stock pursuant to the change of domicile;

•
The aggregate tax basis of the NewCo Common Stock received by each stockholder of the Company in the change of domicile should be equal to the aggregate tax basis of Common Stock converted in exchange therefor;

WORLDS.COM INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY __, 2010

Know all men by these presents, that the undersigned hereby constitutes and appoints Thom Kidrin, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to represent and vote with respect to all of the shares of the common stock of Worlds.com Inc., standing in the name of the undersigned at the close of business on April 26, 2010, at the Annual Meeting of Stockholders of the Company to be held on May __, 2010 at Fireman Associates, 145 Rosemary Street, Suite H, Rosemary Park, Needham  MA 02494, at 11:00 a.m. local time, and at any and all adjournments thereof, with all the powers that the undersigned would possess if personally present, and especially (but without limiting the general authorization and power hereby given) to vote as follows.

Please mark your votes as this example

1. Election of Directors

Nominees are:

Thom Kidrin, Bernard Stolar, Jay Coleman and Robert Fireman
(Instruction: to withhold authority to vote for any individual nominee, write that nominee’s name in the space provided below.)
_________________________________
	For m	Against m
2. Approval to amend the Company’s Certificate of Incorporation to increase authorized common stock to 100,000,000 shares of common stock.	For m	Against m	Abstain m
3. Approval to amend the Company’s Certificate of Incorporation to increase authorized capital to include 5,000,000 shares of newly-created blank-check preferred stock.	For m	Against m	Abstain m
4. Approval for the Board of Directors to implement a reverse split of between 2:1 and 20:1 at its discretion.	For m	Against m	Abstain m
5. To change the Company’s domicile from New Jersey to Delaware.	For m	Against m	Abstain m
6. Approval to authorize the Certificate of Incorporation in the new domicile to provide for 100,000,000 shares of common stock. (This item is only applicable if Proposal 5 is approved)	For m	Against m	Abstain m
7. Approval to authorize the Certificate of Incorporation in the new domicile to provide for 5,000,000 shares of blank check preferred stock. (This item is only applicable if Proposal 5 is approved)	For m	Against m	Abstain m
8. Ratification and approval of the adoption of the Company’s 2007 Stock Award and Incentive Plan and all awards previously granted thereunder.	For m	Against m	Abstain m